As filed with the Securities and Exchange Commission on August 30, 2022	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

Atlas Copco AB

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Kingdom of Sweden

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Aaron Prato

Atlas Copco North America LLC

6 Century Drive, Suite 310

Parsippany, NJ 07054

(973) 397-3469

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Machelle Morey, Esq. Atlas Copco North America LLC 6 Century Drive, Suite 310 Parsippany, NJ 07054 (973) 397-3403	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADS(s)”), each ADS representing the right to receive one (1) Class A Share of Atlas Copco AB (the “Company”)	100,000,000 ADSs	$5.00	$5,000,000.00	$463.50

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

i

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article and Paragraph (9).

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Introductory Article.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (11) and (12).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (10).

	(iv)	The transmission of notices, reports and proxy soliciting material	Reverse of Receipt - Paragraph (14).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraph (10).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt - Paragraphs (10) and (13).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (18) and (19) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Reverse of Receipt - Paragraph (14).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2) and (3).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Reverse of Receipt – Paragraph (16).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt – Paragraphs (3) and (6).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (9).

The Company publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. As of the date hereof the Company’s internet website is www.atlascopco.com. The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b). The information so published by the Company cannot be retrieved from the internet website of United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Second Amended and Restated Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i) Second Amended and Restated Deposit Agreement, dated as of March 22, 2021, by and among Atlas Copco AB (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). — Filed herewith as Exhibit (a)(i).

(a)(ii) Deposit Agreement, dated as of November 9, 1990 as amended and restated as of September 19, 1995, by and among the Company, the Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. — Previously filed with the Commission on May 3, 2007 (Reg. No. 333-142608) and incorporated by reference.

(b)       Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)       Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)       Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)       Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)       Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Second Amended and Restated Deposit Agreement, dated as of March 22, 2021, by and among Atlas Copco AB, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of August 2022.

Legal entity created by the Second Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) Class A Share of Atlas Copco AB

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Atlas Copco AB certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Nacka, Sweden on August 30, 2022.

atlas copco ab

By:	/s/ Eva Klasén
Name: Eva Klasén
Title: Senior Vice President, Chief Legal Officer

By:	/s/ Peter Kinnart
Name: Peter Kinnart
Title: Senior Vice President, Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Aaron Prato to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on August 30, 2022.

Signature	Title

/s/ Mats Rahmström	President, Chief Executive Officer and Director
Mats Rahmström

/s/ Peter Kinnart	Senior Vice President, Chief Financial Officer
Peter Kinnart

/s/ Daniela Baiochi	Vice President Group Controller
Daniela Baiochi

/s/ Hans Stråberg	Director, Chairman of the Board
Hans Stråberg

/s/ Staffan Bohman	Director
Staffan Bohman

/s/ Johan Forsell	Director
Johan Forsell

/s/ Anna Olsson-Lejon	Director
Anna Olsson-Lejon

/s/ Peter Wallenberg Jr	Director
Peter Wallenberg Jr

Authorized Representative in the U.S.

Atlas Copco North America LLC

By:	/s/ Aaron Prato
Name: Aaron Prato
Title: President

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(i)	Second Amended and Restated Deposit Agreement
(d) (e)	Opinion of counsel to the Depositary Rule 466 Certification